Press Release

Paris, September 30, 2004 — Given that first half of 2004 financial statements were published on September 14 and that they were thoroughly discussed in the public arena, Jean-René Fourtou, Vivendi Universal’s (Paris Bourse: EX FP; NYSE: V) Chairman and Chief Executive Officer, has informed the Board of Directors, held September 28, that he intends to purchase shares of the company on the stock market for his own account, several times over a number of days. These purchases could double Mr. Fourtou’s current holdings of 185,629 shares.

Media	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
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Agnès Vétillart	Laurence Daniel
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Alain Delrieu
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New York	New York
Flavie Lemarchand	Eileen McLaughlin
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